Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated March 4, 2005 included in this annual report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended, and as incorporated by reference in registration statements (No. 333-120383 and No. 333-124641) on Form F-10 and registration statement on Form S-8 (file No. 333-124617) of InterOil Corporation.
(signed) KPMG

Sydney, Australia
March 31, 2006